SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                                 NeoPharm, Inc.
                              --------------------
                                (Name of Issuer)


                           Common Stock, no par value
                          -----------------------------
                         (Title of Class of Securities)

                                    640919106
                              --------------------
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                December 10 1997
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                        [_]

Check the following box if a fee is being paid with this Statement:
                                                                         [_]

CUSIP No. 640910106                  13 D                  Page 3 of    Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       205,200
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON               10)     SHARED DISPOSITIVE POWER
         WITH                         205,200

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         205,200
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.5%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

CUSIP No. 640910106                  13 D                  Page 4 of    Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       116,600
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON               10)     SHARED DISPOSITIVE POWER
         WITH                         116,600

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         116,600
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         1.4%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

CUSIP No. 640910106                  13 D                  Page 5 of    Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Aries Trust
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       88,600
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON               10)     SHARED DISPOSITIVE POWER
         WITH                         88,600

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         88,600
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         1.1%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         OO (see Item 2)
--------------------------------------------------------------------------------

CUSIP No. 640910106                  13 D                  Page 6 of    Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       205,200
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON               10)     SHARED DISPOSITIVE POWER
         WITH                         205,200

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         205,200
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.5%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

Item 1.        Security and Issuer.
               -------------------

        (a)    Common Stock, no par value ("Shares")

               NeoPharm, Inc.
               225 East Deerpath, Ste. 250
               Lake Forest, Illinois 60045
               847-295-8678

Item 2.        Identity and Background.
               -----------------------

        Names of Persons Filing:

        (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay A. Rosenwald (Dr. Rosenwald, and collectively with the Aries Trust and Aries Domestic, the"Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

        (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald's is 787 Seventh Avenue, 48th Floor, New York, New
               York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

        (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,/3/ a Cayman Islands Trust.

        (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or
--------
          1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.
          2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.
          3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and direc tors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

               trustees  have not been,  during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris diction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandat ing activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               Since the date of the last Schedule 13d filing on behalf of the Reporting Parties, March 20, 1996, Aries Domestic and the Aries Trust each made certain acquisitions and dispositions in the open market. In the past sixty days, Aries Domestic has disposed of 85,800 shares of common stock of the Issuer for an approximate aggregate gross proceeds of $589,508 and the Aries Trust disposed of 167,300 shares of common stock of the Issuer for an approximate aggregate return of $1,149,241.

Item 4.        Purpose of Transaction.
               -----------------------

               The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

               Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

               Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of December 15, 1997 Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, benefi cially owned 240,200 shares or 2.93% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                          Amount Owned
                                                          ------------
                      Aries Domestic                        115,500 Shares
                                                              6,500 Warrants4
                      Aries Trust                           7 5,100 Shares
                                                             13,500 Warrants4

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

               (c) The following sales were made by Aries Domestic in the open market in the past 60 days:

                      Date                  No. of Shares        Sales Price
                      ----                  -------------        -----------
--------
          4 Each Warrant entitles the Holder to purchase two shares of Common Stock of the Issuer.

                      10/08/97                   13,400                  7.282
                      10/15/97                    2,100                  8.168
                      10/16/97                    1,400                  7.678
                      11/25/97                    1,100                  5.890
                      11/28/97                    2,400                  5.875
                      12/03/97                      200                  5.063
                      12/04/97                      500                  4.688
                      12/10/97                   34,000                  6.661
                      12/11/97                   30,700                  7.199
                      12/12/97                   16,700                  7.7925
                      12/15/97                   10,200                  7.2267
                      12/16/97                    1,700                  6.4375

                      The following sales were made by Aries Trust in the open market in the past 60 days:

                      Date                  No. of Shares        Sales Price
                      ----                  --- -- ------        ----- -----
                      10/08/97                   26,600                  7.282
                      10/15/97                    3,900                  8.168
                      10/16/97                    2,600                  7.678
                      11/25/97                    2,200                  5.890
                      11/26/97                      200                  5.875
                      11/28/97                    4,700                  5.875
                      12/03/97                      300                  5.063
                      12/04/97                    1,000                  4.688
                      12/10/97                   66,000                  6.661
                      12/11/97                   59,800                  7.199
                      12/12/97                   32,000                  7.7925
                      12/15/97                   19,800                  7.2267
                      12/16/97                    3,300                  6.4375

                      Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

               (d) Not applicable.

               (e) On December 10, 1997, the Reporting Parties ceased to be the beneficial owners of greater than five percent of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships
               with respect to Securities of the Issuer

               Paramount Capital is the investment manager of the Aries Trust and the general partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13d and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits:
-------        --------------------------------

Exhibit A - Copy of an Agreement between Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust to file this Statement on
               Schedule 13D on behalf of each of them.

Exhibit B - List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and direc tors.

Exhibit C - List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and direc tors.

Exhibit D - List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  December 19, 1997
               New York, NY        By /s/ Lindsay A. Rosenwald, M.D.
                                      --------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                   ARIES DOMESTIC FUND, L.P.
                                   By Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:  December 19, 1997
               New York, NY        By /s/ Lindsay A. Rosenwald, M.D.
                                      --------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   THE ARIES TRUST
                                   By Paramount Capital Asset Management, Inc.
                                      Investment Manager

Dated:  December 19, 1997
               New York, NY        By /s/ Lindsay A. Rosenwald, M.D.
                                      --------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


Dated:  December 19, 1997
               New York, NY        By /s/ Lindsay A. Rosenwald, M.D.
                                      --------------------------------
                                       Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



               The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersig ned's ownership of securities of NeoPharm, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                   PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  December 19, 1997
               New York, NY        By /s/ Lindsay A. Rosenwald, M.D.
                                      --------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   ARIES DOMESTIC FUND, L.P.
                                   By Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:  December 19, 1997
               New York, NY        By /s/ Lindsay A. Rosenwald, M.D.
                                      --------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   THE ARIES TRUST
                                   By Paramount Capital Asset Management, Inc.
                                      Investment Manager

Dated:  December 19, 1997
               New York, NY        By /s/ Lindsay A. Rosenwald, M.D.
                                      --------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President

Dated:  December 19, 1997
               New York, NY        By /s/ Lindsay A. Rosenwald, M.D.s
                                      --------------------------------
                                      Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

        The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                     PRINCIPAL OCCUPATION
        NAME                            OR EMPLOYMENT
        ----                            -------------

Lindsay A. Rosenwald, M.D.      Chairman of the Board, President of
                                Paramount Capital Asset Management, Inc.,
                                Paramount Capital Investments LLC and
                                Paramount Capital, Inc.

Peter Morgan Kash               Director of Paramount Capital Asset
                                Management, Inc., Inc., Senior Managing
                                Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                Director of Paramount Capital Asset
                                Management, Inc., Inc., Professor, Univer sity of Southern California School of Medicine


Item 2.

        During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

        The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, is as follows:

                                                   PRINCIPAL OCCUPATION
        NAME                                          OR EMPLOYMENT
        ----                                          -------------

Paramount Capital Asset Management, Inc.    General Partner; Investment Manager

        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

        The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                        PRINCIPAL OCCUPATION
        NAME                                               OR EMPLOYMENT

Paramount Capital Asset Management, Inc.           Investment Manager

MeesPierson (Cayman) Limited                       Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.